SKADDEN, ARPS, SLATE, MEAGHER & FLOM

                                ONE RODNEY SQUARE
                                     BOX 636
                         WILMINGTON, DELAWARE 19899-0636

                                 (302) 651-3000




                                                          July 19, 1996

HAND DELIVERED

The Honorable Richard C. Kiger
Master in Chancery
Court of Chancery
Daniel L. Herrmann Courthouse
1020 King Street
Wilmington, DE  19801

                  Re:      American Enterprises, L.L.C.,et al. v. Spreckels
                            Industries, Inc., et al.,
                           (Del. Ch.)


Dear Master Kiger:

                  We represent Plaintiffs American Enterprises, L.L,C. and American Enterprises Acquisition Corp. ("Plaintiffs") in the above-captioned action filed today. Plaintiffs are seeking expedited declaratory and injunctive relief in order (1) to permit the shareholders of Spreckels Industries, Inc. ("Spreckels") to accept Plaintiffs' all cash tender offer for Spreckels stock that was announced today and (2) to allow American Enterprises, L.L.C. to conduct a proxy contest to replace the current directors with its own nominees.

                  We want to schedule a meeting with the Court on Wednesday, if that is convenient to the Court, to discuss preliminary matters, including scheduling.

                  Prior to meeting with the Court, we will attempt to speak with counsel for Spreckels, if we can determine who represents Spreckels in this matter. If We are able to consult with Spreckels' counsel in advance of the meeting, we will be in a better position to know to what extent we need the Court's assistance in resolving preliminary matters. We expect that Spreckels will not take defensive actions to compromise further our ability to consummate the offer before we have had the opportunity to meet with the Court.

The Honorable Richard C. Kiger
Page Two
July 19, 1996




                  Please let us know if the proposed date for a meeting is convenient or an alternative date that better suits the Court's schedule. I can be reached at 651-3120 if the Court wishes to discuss any aspect of the case.

                                                       Respectfully,

                                                       /s/ Marc B. Tucker

                                                      Marc B. Tucker

Enclosure

cc:  Register in Chancery (by hand)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - x

AMERICAN ENTERPRISES, L.L.C., a   :
Delaware limited liability corpo-
ration, and AMERICAN ENTERPRISES, :
ACQUISITION CORP.,
                                  :                    C.A. No.  15169
                Plaintiffs,
                                  :
           v.
                                  :
SPRECKELS INDUSTRIES, INC., a
Delaware corporation, BART A.     :
BROWN, JR., JOSHUA S. FRIEDMAN,
STEWART M. KASEN, F. KENNETH      :
IVERSON, WILLIAM J. NIGHTINGALE,
GEORGE A. POOLE, JR., S. DONLEY   :
RITCHEY, GARY L. TESSITORE and
STEVEN VAN DYKE,                  :

                Defendants.       :
- - - - - - - - - - - - - - - - - - x


                                    COMPLAINT
                  As and for their complaint herein, Plaintiffs American Enterprises, L.L.C. and American Enterprises Acquisition Corp,. ("Plaintiffs"), by their attorneys, allege, upon knowledge as to themselves and their acts, and Upon information and belief as to all other matters, as follows:
                              PRELIMINARY STATEMENT
                  1. Plaintiffs have made a noncoercive, nondiscriminatory, all-cash, all-shares tender offer for the stock of Sprockets Industries, Inc. ("Spreckels" or the "Company") and have committed to acquire all remaining shares not tendered into the offer for at least the same cash consideration as in the tender offer (the "Offer"). A provision in Spreckels, rights plan exempts all-cash,

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



all-shares tender offers in which the acquiror becomes the beneficial owner of 85% or more of Spreckels' common stock so long as the offer contains a commitment to purchase the remaining stock in a back-end transaction for at least the same cash consideration as paid on the front end (the "Expiration Provision"). The Offer satisfies the requirements of the Expiration Provision.
                  2. Past conduct of the defendants, however, suggests that they may invoke a literal, but unworkable and unreasonable, interpretation of the Expiration Provision or take other improper action to frustrate consummation of the offer. Expedited declaratory and injunctive relief is warranted to prevent any such improper action.
                  3. Last year the defendants had a rights plan in effect that had to be approved by the shareholders of Spreckels at the annual meeting scheduled for November 2, 1995. The defendants also faced the threat of a proxy contest by an investor group who opposed the rights plan to elect three directors to the Board. In September 1995, because the defendants knew shareholder opposition would defeat the rights plan and in order to avert a proxy contest, the defendants agreed, among other things, that they would not submit the rights plan to the shareholders for their approval, which caused the rights plan to expire. The defendants announced the agreement in their October 4, 1995 proxy statement. The defendants, thus, promised to forgo a rights plan, and plaintiffs relied on that promise in purchasing a substantial portion of its shares of Spreckels.

                  4. Nevertheless, on November 11, 1995, just days after that purchase, the defendants implemented a new and more onerous rights plan that did not require shareholder approval. Because defendants were bound not to reinstate a rights plan, because defendants breached their fiduciary duties by circumventing the requirement to submit the rights plan to a shareholder vote and because the defendants failed to exercise due care in adopting the rights plan currently in effect, the rights plan should be declared invalid.
                  5. Alternatively, the defendants should not be permitted to invoke an unintended and unreasonable interpretation of the rights plan to frustrate Plaintiffs' ability to satisfy the requirements of the Expiration Provision. The defendants also should not be permitted to amend the rights plan currently in effect. it was amended just months ago in response to a previous offer by American Enterprises, L.L.C. to merge with Spreckels, and, thus, fully addressed, in the defendants judgment, any supposed "threat" posed by that offer. Inasmuch as the current offer is superior to the previous offer in every respect, any effort further to amend the rights plan to frustrate Plaintiffs, ability to consummate the offer would constitute a disproportionate response and violate the defendants' fiduciary duties.
                  6. PlaintiffS also have announced their intention to wage a proxy contest to replace the current directors with their own nominees. Spreckels' by-laws, however, make it impossible for a shareholder who wishes to nominate candidates for the Board to be certain that it has satisfied the 60-day advance notice provision for nominating candidates. The defendants have previously used these by-laws to frustrate the ability of shareholders to wage proxy contests. Such use of these by-laws is contrary to Delaware law and should not be permitted.
                                   THE PARTIES
                  7. Plaintiff American Enterprises, L.L.C. ("American Enterprises") is a Delaware limited liability corporation with its principal executive offices at 701 East Franklin Street, Suite 1300, Richmond, Virginia 23219. American Enterprises is the beneficial owner of 1,201,260 shares of Spreckels common stock, representing approximately 20.0% of all Spreckels shares outstanding. Plaintiff American Enterprises Acquisition Corp. is a Delaware corporation and a wholly-owned subsidiary of American Enterprises and is the proposed purchaser in connection with the offer.
                  8. Defendant Spreckels is a Delaware corporation with its principal executive offices at 6605 Morrison Boulevard, Suite 450, Charlotte, North Carolina 28211. Spreckels manufactures and distributes material handling and industrial component products, including chain and wire rope hoists, actuators, scissor-lifts and rotating unions. As of May 17, 1996 Spreckels had 6,006,362 Class A common shares outstanding, which are listed and traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").
                  9. Defendants Bart A. Brown, Jr., Joshua S. Friedman,  Stewart
M. Kasen, F. Kenneth Iverson, William J. Nightingale, George A, Poole, Jr., S. Donley Ritchey, Gary L. Tessitore and Steven Van Dyke are members of the Board of Directors of Spreckels (the "Board"). As such, they owe the highest fiduciary duties of care and loyalty to the Spreckels shareholders.

                  10. Defendant Brown is also Chairman of the Board and served as its Chief Executive Officer from July 14, 1994 to May 15, 1995.
                  11.      Defendant Tessitore is also the President and
Chief Executive Officer of Spreckels.
                  12. Approximately 85% of Spreckels' shares (based on 6,006,362 shares outstanding), or 65% of Spreckels' shares, on a fully diluted basis, were held by highly sophisticated investors, including large institutional investors and wealthy private investors.
                               FACTUAL BACKGROUND
A.       Spreckels Agrees To Let The Old Rights Plan Expire Rather
         Than Submit It For Shareholder Approval.
                  13. On July 7, 1995,  the Board adopted a  shareholder  rights plan that had to be approved by Spreckels' shareholders at the 1995 Annual Meeting of Spreckels shareholders (the "Old Rights Plan.")
                  14. The Old Rights Plan contained "flip-in" and "flip-over" provisions and a 24 percent "trigger." The rights terminated, however, if one of the following events Occurred! (i) redemption of the rights by Spreckels; (ii) the consummation of an offer for all outstanding shares for the same consideration per share; or (iii) the consummation of a merger approved by the Board.
                  15. As the Annual Meeting approached, the defendants realized that shareholder opposition would defeat the old Rights Plan.
                  16. The defendants also faced another problem. In September, 1995 Canyon Capital Management, L.P. and certain related parties ("Canyon Partners"), collectively beneficial owners of approximately 4.46% of the common stock, one of the many shareholders that opposed the Old Rights Plan, announced its intention to wage a proxy fight and nominate Joshua S. Friedman and two other individuals for election to the Company's Board. The Company claimed that Canyon Partners did not satisfy the requirements of the advance notice by-law and was not entitled to pursue the election of nominees at the Company's Annual Meeting.
Canyon Partners disagreed.
                  17. In order to resolve this dispute and because the Old Rights Plan was expected to be rejected by the shareholders, the parties entered into an agreement, which was intended to benefit all of the Company's shareholders, whereby (a) Canyon Partners agreed to withdraw their director nominations, (b) the Company agreed to nominate Mr. Friedman as a director for election at the 1995 Annual Meeting, (c) the Board would search for an additional candidate to serve on the Board, who would be acceptable to a majority of the Board, including Mr. Friedman (the Board would then be expanded to include nine directors), and (d) the Company agreed to let the old Rights Plan to the shareholders for a vote (the "Agreement").
                  18. On October 4, 1995, the Company filed its proxy statement for the upcoming annual meeting, describing the Agreement and stating as follows:
                  The Company also agreed not to submit its stockholder rights plan, adopted in July 1995, to the stockholders for approval at the annual meeting. As a result, all rights thereunder will automatically terminate and the rights agreement will expire.

                  19. The Old Rights Plan, thus, expired, and a proxy contest that threatened the defendants' control was averted. The defendants, thus, promised shareholders not to reinstate a rights plan for some reasonable period of time.
B.       American Enterprises' Purchases Stock
         In Reliance On the Defendants' Decision
         To Forego A Rights Plan.

                  20. In the tall of 1995, Prudential Investment ("Prudential"), then the largest shareholder of Spreckels, decided to sell its interest in Spreckels.
                  21. Plaintiff American Enterprises initially purchased a block of 81,460 shares from Prudential on October 10, 1995.
                  22. John P. Mullman, then a director of Spreckels who was Prudential's representative on the Board, resigned his post as a director on October 18, 1995, thus advising the Board that Prudential intended to sell its remaining block of shares.
                  23. On November 7, 1995, based on the Company's decision to let the Old Rights Plan expire and promise to forego reinstatement of a rights plan, American Enterprises purchased all of the remaining Prudential shares, making American Enterprises the owner of approximately 20% of the issued and outstanding shares of Spreckels.
C.       Spreckels Adopts The New Rights Plan.
                  24. On November 11, 1995, only nine days after the old Rights Plan expired, the Board adopted a new but more onerous shareholder rights plan (the "New Rights Plan"). The New Rights Plan differed from the Old Rights Plan in two material respects: the New Rights Plan has a 15% instead of a 24% trigger and does not require shareholder approval.
                  25. On November 13, 1995, the Company announced the adoption of the New Rights Plan but did not explain the reasons for their about-face and breach of promise with respect to implementing a rights plan. Inasmuch as the defendants were not even aware yet of American Enterprises purchases of Company stock, the "threat" to which the Company was responding must have been the threat associated with Prudential's decision to sell its substantial holdings, which could be purchased by an acquisitive company. That "threat," however, already existed when the defendants caused the Old Rights Plan to expire on November 2, 1995.
                  26. The Board's adoption of the New Rights Plan was not only a breach of promise and inequitable manipulation of the corporate machinery but also amounted to a breach of the duty of care. The defendants acted precipitously, and they failed to consider the following, among other things, in adopting the New Rights Plan: (a) the effect the New Rights Plan would have on shareholders' ability to wage proxy contests; (b) whether the adoption of the New Rights Plan violated the Agreement and the rights of the Company's shareholders; and (c) the implications of the Board's failure to announce its intention to adopt the New Rights Plan when it caused the Old Rights Plan to expire.
D.       Events Leading Up To The Offer.
                  27. On November 14, Philip Knisely, a member of the Board of Managers of American Enterprises, called Mr. Brown, Chairman of the Board of the Company, and informed him that American Enterprises had acquired 1,201,260 shares and would be filing a Schedule 13D. Mr. Brown suggested that Mr. Knisely meet with Mr. Tessitore, President and Chief Executive Officer of the Company.

                  28.  On  November  18,  1995,  American  Enterprises  filed  a
Schedule 13D in which it disclosed that it had acquired 1,201,260 shares of Spreckels and was considering, but had not decided whether to pursue, various courses of action, including proposing a merger between the Company and American Enterprises or seeking control of the Company's Board of Directors.
                  29. On December 4, 1995, members of American Enterprises met with Mr. Tessitore. In that meeting, Mr. Tessitore suggested that representatives of American Enterprises visit the Company's plants, and Mr.
Tessitore was asked to have representatives of the Company visit plants of companies they control. A few days later Mr. Tessitore cancelled the plant visits.
                  30. On December 19, 1995, American Enterprises sent a letter to the defendants proposing a combination of American Enterprises and Spreckels,
                  31. On January 8, 1996, the Company sent American Enterprises a letter rejecting the proposal and stating that it was not for sale.
         E.       The Amendment To The New Rights Agreement.
                  32. On January 8, 1996 -- the same day that the Company rejected Plaintiffs' merger proposal -- the Board amended the New Rights Plan (the "New Rights Plan as Amended"). Pursuant to the amendment, the new share purchase rights expire if (a) an entity acquires 85% of the Company's stock and
(b) the Board determines that the acquiring entity has committed to acquiring all the shares not tendered into the first tender offer in a second tender offer or a business combination of at least the same cash consideration (the "Expiration Provision").

                  33. Specifically, the Expiration Provision states that all rights thereunder:

                  shall expire upon the consummation of an all cash tender offer for any and all shares of Common Stock (an "All Cash Offer") pursuant to which a Person, together with its Affiliates and Associates, becomes the Beneficial Owner of 85% or more of the Common Stock; provided that the Board of Directors determines that the tender offer documents relating to the All Cash Offer disclose a commitment by such Person to (i) immediately following announcement of its acceptance for payment of Common Stock in the All Cash Offer, commence a cash tender offer for any and all shares of Common Stock not tendered in the All Cash Offer for at least the same cash consideration per share paid in the All Cash Offer or (ii) cause a merger of the Company with such Person (or its Affiliate) as promptly as practicable following completion of the All Cash Offer, pursuant to which each then outstanding share of Common Stock will be converted into the right to receive at least the same cash consideration per share paid in the All Cash Offer.

                  34. The New Rights Plan as Amended constituted the Board's response to the supposed "threat" posed by Plaintiffs' merger proposal of December 19, 1995.
F.       Plaintiffs' Current Offer.
                  35. On July 19, 1996, Mr. Knisely telephoned Mr. Tessitore to inform him that American Enterprises was commencing the Offer and to request a meeting with him. The same day, American Enterprises sent a letter to the Company that stated that it was commencing a cash tender offer to purchase all outstanding common shares of the Company at a price of $16.50 per share and would acquire all nontendered shares, if the Offer succeeded, by a second tender offer or by merger for at least the same cash consideration as paid in the front-end tender offer, thus satisfying the Expiration Provision of the New Rights Plan (the "Offer").
                  36. The letter also informed the Company about the filing of this lawsuit.

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                  37.  The  Offer  will  require,   among  other   things,   the
defendants' redemption of the New Rights Plan as Amended or a declaration that the New Rights Plan as Amended be deemed to be invalid or inapplicable to the Offer.
                  38. In order to satisfy the Expiration Provision, Plaintiffs have committed either to make a tender offer for the untendered shares or to effect a merger for at least the same cash consideration as paid in the original tender offer:
                  (i) immediately following announcement of its acceptance for payment of Shares in the Offer, commence a cash tender offer for any and all Shares not tendered in the Offer for at least the same cash consideration per share paid in the Offer or
                  (ii) cause a merger of the Company with the Purchaser as promptly as practicable following completion of the Offer,
                  pursuant  to  which  each  then  outstanding   Share  will  be
                  converted into the right to receive at least the same cash consideration per Share paid in the Offer (the transaction described in clause (ii), the "Proposed Merger" and the aforesaid commitment, the "Follow-up Transaction Commitment").
                  39. The Offer satisfies the requirements of the Expiration Provision.
G.       The By-laws Impede The Nomination Process
                  40. Plaintiffs also have announced their intention to wage a proxy contest to replace the current members of the Board with their own nominees.
                  41. The Company's by-laws filed with its Form 10-Q for the period ended March 31, 1996 (the "By-laws"), however, make it impossible for a shareholder who wishes to nominate candidates for the Board as shareholders to be certain that it has satisfied the 60-day advance notice provision.
                  42. Section 2.4 of the By-laws requires that written notice of shareholders' meetings shall be given to each shareholder not less than ten (10) nor more than sixty (60) days

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prior to the meeting.  But,  section 2.8 (the "Advance Notice By-law")  requires that shareholders submit director nominations not less than sixty (60) days prior to the shareholders meeting.
                  43. Thus, as a practical matter, the Board is required to provide notice of a shareholders' meeting after the deadline for director nominations has passed and, thus, impairs the right of shareholders to nominate candidates for the Board of Directors. A reasonable notification period that gives stockholders notice of an annual meeting sufficiently in advance of the 60-day advance notice deadline for submitting nominations is required for persons to be able to submit nominations.
                  44. The defendants previously have used the "Catch 22" feature of the Advance Notice By-law to prevent shareholders from nominating directors. In September 1995, Canyon Partners submitted the nominations of three persons to the Board. The Company claimed that Canyon Partners was not entitled to pursue the election of the nominees at the Company's Annual Meeting because it did not satisfy the provisions of the Advance Notice By-law for director nominations.
                  45.  Other   shareholders   are  also   concerned   about  the
defendants' use of the By-laws to frustrate their ability to propose candidates for the Board. On May 16, 1996, Bedford Falls Investors, L.P. ("Bedford Falls"), a shareholder of the Company, advised the Company of its intention to submit a list of nominees for election as the majority of the Company's Board of Directors at the next shareholders meeting. In that letter, Bedford Falls wrote, "As evidenced by disagreements between the Company and another shareholder in 1995, there is some uncertainty regarding the requirements and deadlines of the Company's Certificate of

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Incorporation and By-laws as respecting the submission of director nominations."
Noting  the  burdensome   aspects  of  the  By-laws,   Bedford  Falls  requested
clarification of the procedures for director nominations.
                  46. Plaintiffs are not aware of any response by the defendants to Bedford Falls' request for clarification.
                  47. On July 12, 1996, Bedford Falls proposed a slate of nominees for election to the Board.
                                     Count I
                  (Declaratory Judgment Regarding Satisfaction
                          of the Expiration Provision)

                  48. Plaintiffs repeat and realleges each allegation set forth in paragraph 1 through 50 hereof.
                  49. A literal but unworkable interpretation of the Expiration Provision could frustrate consummation of the Offer. Such an interpretation would suggest that the 85% minimum requirement in the Expiration Provision is inconsistent with an "any and all offer" that also is a requirement of the Expiration Provision and, thus, the Offer cannot satisfy both requirements. Past conduct of the defendants suggests that they may invoke just such a "Catch-22" interpretation of the Expiration Provision in order to frustrate consummation of the Offer.
                  50. Plaintiffs are entitled to a declaration that the Offer satisfies the Expiration Provision.
                                    Count II
                        (Injunction Preventing Defendants
                      From Amending The New Rights Plan As
                         Amended To Frustrate The Offer)
                  51. Plaintiffs repeat and reallege each allegation set forth in paragraphs 1 through 50 hereof.

                                                        13

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                  52. The Offer poses no threat to Spreckels'  corporate  policy and effectiveness that is not addressed fully by the New Rights Plan as Amended. Indeed, the current offer is superior to the one in response to which the New Rights Plan was amended.
                  53. Plaintiffs are entitled to an injunction prohibiting the Board from modifying the New Rights Plan as Amended to frustrate further consummation of the offer.
                  54. Plaintiffs have no adequate remedy at law.
                                    Count III
                      (Declaratory Judgment And Injunction
                     Preventing Misuse Of By-law Provisions)

                  55. Plaintiffs repeat and reallege each allegation set forth in paragraphs 1 through 54 hereof.
                  56. Sections 2.4 and 2.8 of the By-laws together are unworkable and impair Plaintiffs' ability to nominate directors. Moreover, the defendants already have demonstrated that they will use these By-laws to frustrate shareholders' ability to wage a proxy contest.
                  57. Plaintiffs are entitled to a declaration that such use of the By-laws is invalid under Delaware law and an injunction preventing such misuse.
                                    Count IV
                         (Breach of the Duty of Care in
                          Adopting the New Rights Plan)

                  58. Plaintiffs repeat and reallege each allegation set forth in paragraphs 1 through 57 hereof.
                  59. The director defendants, as fiduciaries, owe Plaintiffs the highest duty of care.
                  60. Defendants breached their duty of care in precipitously adopting the New Rights Plan without adequately

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



considering, among other things, the implications of the Agreement, the detrimental reliance by the investing public on the defendants representation that they would forego a rights plan and the effect of the New Rights Plan as Amended on shareholders' ability to exercise their voting franchise.
                  61. Plaintiffs are entitled to a declaration that the New Rights Plan as Amended is invalid.
                                    Count VI
                                   (Estoppel)
                  62. Plaintiffs repeat and reallege each allegation set forth in paragraphs 1 through 61 hereof.
                  63. On October 4 and November 2, 1995, defendants represented to the shareholders of Spreckels, including Plaintiffs, that they would forego a rights plan.
                  64. Based on that representation, Plaintiffs purchased a substantial portion of shares.
                  65. On November 13, 1995, defendants reinstated a rights plan.
                  66. Plaintiffs are entitled to a declaration that defendants are estopped from applying the New Rights Plan as Amended to the Offer.
                                     Count V
                              (Breach of Contract)
                  67. Plaintiffs repeat and reallege each allegation set forth in paragraphs 1 through 66 hereof.
                  68. The Agreement precluded the defendants from reinstating a rights plan. Plaintiffs and all other Spreckels shareholders are intended third party beneficiaries of the Agreement. Plaintiffs, thus, have the right to enforce the

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Agreement.
                  69. By adopting the New Rights Plan as Amended, the Board violated the Agreement.
                  70. Plaintiffs are entitled to a declaratory judgment that the New Rights Plan as Amended is invalid as applied to the Offer.
                                    Count VII
                (Inequitable Manipulation of Corporate Machinery)
                  71. Plaintiffs repeat and reallege each allegation set forth in paragraphs 1 through 70 hereof.
                  72. Defendants caused the Old Rights Plan to terminate nstead of submitting it to the shareholders for their approval.
                  73. Eleven days later, the defendants adopted a more onerous rights plan that did not require shareholder approval.
                  74. Defendants circumvention of a shareholder vote constituted an inequitable manipulation of corporate machinery and a breach of fiduciary duty.
                  75. Plaintiffs, therefore, are entitled to a declaration that the New Rights Plan as Amended is invalid.
                  WHEREFORE, Plaintiffs respectfully request this Court to enter an Order:
                  (a) declaring that the Offer satisfies the Expiration Provision in the New Rights Plan as Amended;
                  (b) preliminarily and permanently enjoining defendants, their employees, agents and all persons acting on their behalf or in concert with them from amending the New Rights Plan as Amended in a manner that makes consummation of the Offer more difficult;
                  (c) declaring that use of By-law Sections 2.4 and


                                                        16

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         2.8 to frustrate Plaintiffs' ability to nominate candidates for the Board is invalid and enjoining such use; and
                  (d) declaring that the New Rights Plan as amended is invalid;
                  (e) awarding Plaintiffs their costs and disbursements in this action, including reasonable attorney's fees; and
                  (f) granting Plaintiffs such other and further relief as the Court deems just and proper.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM

                                 By:/s/ Marc S. Tucker
                                      Marc S. Tucker
                                      Karen L. Valihura
                                      Curtis S. Alva
                                      One Rodney Square
                                      P.O. Box 636
                                      Wilmington, Delaware 19899
                                      (302) 651-3000
                                      Attorneys for Plaintiff


OF COUNSEL

Robert E. Zimet
SKADDEN, ARPS, SLATE, MEAGHER & FLOM
919 Third Avenue
New York, New York 10022

DATED:            July 19, 1996

                                                        17

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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - x

AMERICAN ENTERPRISES, L.L.C., a   :
Delaware Limited Liability
Corporation, and AMERICAN         :
ENTERPRISES, ACQUISITION CORP.,
a Delaware Corporation,           :            C.A. No.

                    Plaintiffs,   :

           v.                     :

SPRECKELS INDUSTRIES, INC., a     :
Delaware corporation, BART A.
BROWN, JR., JOSHUA S. FRIEDMAN,   :
F. KENNETH IVERSON, STEWART M.
KASEN, WILLIAM J. NIGHTINGALE,    :
GEORGE A. POOLE, JR., S. DONLEY
RITCHEY, GARY L. TESSITORE and    :
STEVEN VAN DYKE,
                                  :
                    Defendants.
                                        :
- - - - - - - - - - - - - - - - - - x

                   STATEMENT PURSUANT TO CHANCERY COURT RULE
                  4(dc) Plaintiffs state, pursuant to Rule 4(dc) of the Rules of this Court, that:
                  1. The name of the corporate defendant upon whose governing body the individual nonresident defendants serve, as it appears on the most recent annual franchise tax report filed with the Secretary of State of Delaware is Spreckels Industries, Inc.
                  2. The principal business address of the corporate defendant upon whose governing body the individual nonresident defendants serve, as it appears on the most recent annual franchise tax report filed with the Secretary of State of Delaware is not the current address of the corporate defendant.

The plaintiffs have obtained more recent information which shows that the principal business address of the corporate defendant is as follows:
                           Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211

                  3. The name and address, including county, of Spreckels Industries, Inc.'s registered agent in Delaware are as follows:
                           The Corporation Trust Company
                           Corporation Trust Center
                           1209 Orange Street
                           Wilmington, Delaware 19801

                  4. The following addresses represent the most recent addresses known to plaintiff of each nonresident defendant as to whom service of process in sought.1
                           Bart A, Brown, Jr.
                           c/o Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211

                           Stewart M. Kasen
                           c/o Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211

                           William J. Nightingale
                           c/o Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211

- --------
1 The Residential addresses for these directors were not available from the annual franchise tax report. Accordingly, Plaintiffs have listed the address where they believe the nonresident defendants may be served.

                           Donley Ritchey
                           c/o Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211

                           Joshua S. Friedman
                           c/o Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211

                           George A. Poole, Jr.
                           c/o Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211

                           Gary Q. Tessitore
                           c/o Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211

                           F. Kenneth Iverson
                           c/o Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211

                           Steven Van Dyke
                           c/o Spreckels Industries, Inc.
                           6805 Morrison Boulevard, Suite 450
                           Charlotte, North Carolina 28211



                                         /s/ Marc B. Tucker
                                         Marc B. Tucker
                                         Karen L. Valihura
                                         Curtis S. Alva
                                         SKADDEN, ARPS, SLATE, MEAGHER
                                               & FLOM
                                         One Rodney Square
                                         P.O. Box 636
                                         Wilmington, Delaware  19899
                                         (302) 651-3000
                                         Attorneys for Plaintiffs


DATED:  July 19, 1996

                                                         3

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